

Mail Stop 3561

April 24, 2009

Via U.S. Mail

Mr. Samuel Masucci, III
President
MacroShares Housing Depositor, LLC
73 Green Tree Drive #9
Dover, DE 19904

> **Re:** **MacroShares Housing Depositor, LLC**
> **Amendment No. 5 to Registration Statements on Form S-1**
> **Filed April 17, 2009**
> **File No. 333-151522**
> **File No. 333-151523**

Dear Mr. Masucci:

We have reviewed your responses to the comments in our letter dated April 6, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus

Use of Proceeds, page 43

1. Please confirm that the "IPO incentive fees" are included in the aggregate mark-up fees.

2. Either revise the Use of Proceeds to delete the statement that some unspecified amount of the proceeds may be used to pay expenses or tell us how this complies with Item 501(b)(3) of Regulation S-K.

Changes in the Price Range or Offering Size Before the Auction is Closed, page 99

3. We note the disclosure in this section that you will file a post-effective amendment if there is a change to the price range or the offering size after effectiveness of the registration statement. Please also revise to state that you will file a pre-effective amendment to your registration statement if there is a change to the price range or the offering size prior to the effectiveness of the registration statement.

4. When you revise to discuss the need to file a pre-effective amendment to reflect any change in the price range prior to effectiveness also revise to discuss how you will communicate any such changes. For example, clarify that if such change is material you will require bidders to reconfirm their bids. If you determine the change is immaterial such that reconfirmation would not be required, you should undertake to: (1) provide notice at the offering's URL of the revised price range or number of shares to be sold, as the case may be, and (2) send an electronic notice to everyone who submitted a bid (that has not been withdrawn) notifying them of the revised price range or number of shares to be sold, as the case may be.

Changes in the Price Range After the Auction is Closed and Pricing Outside the Price Range, page 100

5. The disclosure in the first paragraph refers to pricing in relation to the stated price range. The disclosure regarding pricing should in all instances refer to "stated price range," and any changes to the stated price range would, as we note above, require the filing of a pre-effective or post-effective amendment, as applicable. Please revise. In addition, when you discuss the possibility that final pricing above the stated price range will not result in a material change, please clarify that you are referring to a "material change as defined below."

                                        * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any questions.

Regards,

Max A. Webb
Assistant Director

cc: via facsimile (212) 735-2000
Richard F. Kadlick, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP